PEARSON

RECEIVED

2007 JAN -3 A 6:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020435

TELEPHONE
FACSIMILE
www.pearson.com

14 December 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

30 October	***Pearson Education helping reverse alarming drop in skills, competitiveness......***
6 November	***Politics not a spectator sport, says New College text***
16 November	***Pearson Government Solutions wins $440m contract***
27 November	***Change of interest in shares***
28 November	***New Maryland Science Assessment to be created and delivered by Pearson Educational..***
29 November	***Peter Jovanovich inducted into the Association of Education Publishers Hall of Fame***
5 December	***Block listing of shares***
11 December	***Pearson to sell Government Solutions to Veritas Capital***
12 December	***Additional listing of shares***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 1/19

Pearson Education Helping Reverse Alarming Drop in Skills, Competitiveness Among U.S. College Students

30 October 2006

Publisher Expands Personalized Learning Programs Addressing Poor Student Retention and Graduation Rates Raised Recently in Federal Report

UPPER SADDLE RIVER, N.J. - To meet the growing need for college students to rapidly acquire basic skills to excel in coursework so they can compete in the global economy, Pearson Education today announced plans to expand its offering of highly successful tutorial programs.

The announcement comes on the heels of a landmark federal report - issued last month by the Secretary of Education's Commission on the Future of Higher Education - that identified inadequate academic preparation as a major problem related to poor college retention and graduation rates.

"Pearson has spent several years focusing on this problem and has developed a powerful way to intervene so students can succeed in mastering university subject matter," said Sandi Kirshner, Chief Marketing Officer for Pearson's Higher Education business. Pearson is the world's leading educational publisher.

Personalized "MyLab" homework and diagnostic assessment products have shown remarkable results, especially in boosting math and statistics passing rates through MyMathLab and MyStatLab. A report commissioned by Pearson shows that institutions using the program see an average improvement in pass rates of about 25 percent. At some colleges and universities pass rates of students have even doubled to 80-95 percent. These MyLab products have also improved affordability for students and institutions by significantly reducing the number of students who need to pay to retake a course.

The success of MyMathLab has been widespread with more than 1.3 million students at 1,600 community and four-year colleges nationwide using the program. Virtually all these colleges have seen student success rates improve, in many instances even doubling their scores.

Pearson has expanded the successful MyLab program to other disciplines, including MyWritingLab, MyPsychLab, MyCompLab and other subjects.

"MyLabs are not only proven solutions, but they are highly cost effective and actually can save colleges and universities money - in part through a more efficient use of professors, as well as by ensuring students pass their classes the first time through," said Kirshner. "We fully expect this approach to become as common as college lecture halls within a few years."

How It Works

Customization to the particular curriculum, personalization to the unique challenges of individual students, student

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privacy, and reliable technology are all key ingredients to the success of the "MyLab" programs.

- The program incorporates multimedia content, including videos, animations, and online learning to help students master concepts while working at their own pace;
- Instruction is personalized and adaptive to the competence of the individual student;
- The MyLab programs possess diagnostics that identify each student's weaknesses and then directs him or her to tutorials on particular topics;
- Online and one-on-one learning foster an environment in which students can ask questions in privacy and discuss challenging concepts free of embarrassment; and
- Instructors are able to devote more time to individual students, especially since the program automatically grades homework, quizzes, and exams.

A Proven Solution

Pearson's approach with MyMathLab has yielded impressive, well-documented results nationwide. At the University of Alabama, Tuscaloosa, for example, this innovative program has dramatically improved students' math scores. In fact, African-American and female students there have moved to the top of their class, outperforming Caucasian males who have historically scored higher in math.

"Any time you can double the success rates you want, that's a win-win for students, deans and budgets," said Dr. Robert F. Olin, Dean, College of Arts and Sciences, University of Alabama.

As documented by the University of Alabama, MyMathLab technology has been directly responsible for:

- A near doubling of success rates of students in mathematics;
- A success rate for women of 68.2 percent, compared to a success rate of 57.6 percent among male students; and
- African-American students have outperformed Caucasians by as much as 12 percent in some semesters

In addition to the recent federal report, the National Center for Academic Transformation has reported that 60 percent of students at public institutions fail to complete degrees within five years, and that 50 percent of those students leave school during the freshman year. And, according to the National Center for Education Statistics, nearly half of first-time students who leave their initial institutions by the end of their first year never return to higher education.

NOTE: Reporters should contact Stevan Allen (916) 448-1336) or Jami Warner at (916) 761-7699 to arrange a visit to a MyLab program at a college in their area.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Educational Measurement, Pearson Assessments, Pearson Learning Group, Pearson Digital Learning, and many others. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About MyMathLab

Powered by CourseCompass and MathXL, Pearson Higher Education's MyMathLab is a series of text-specific online courses that accompany over 200 Addison-Wesley and Prentice Hall textbooks in Mathematics and Statistics. Since 2001 more than 1.3 million students have improved their math scores with MyMathLab's easy-to-use online homework, guided solutions, multi-media, tests, and eBooks. Pearson provides training and support to the more than 1,600 two and four-year colleges adopting the MyMathLab platform. For more information, visit www.mymathlab.com.

Media Contacts

Stevan Allen (916) 448-1336

Jami Warner (916) 761-7699

Politics Not a Spectator Sport, Says New College Text

06 November 2006

Living Democracy, *From Pearson Prentice Hall, Encourages Political Participation, Awareness, Involvement*

Upper Saddle River, NJ - Research shows that in the last three presidential elections, the average turnout for Americans under 25 years of age was forty percent. Only thirteen percent of young Americans say they pay attention to what's going on in politics. And only six percent of young people volunteer for political organizations.

Living Democracy, a new introductory American Government text, was created to help transform student apathy into activity. Every feature of the book -- the writing, design, examples, photos -- is designed to encourage students to participate in learning, in the classroom, and in bringing about change.

Written by Daniel M. Shea, Professor of Political Science and Founder of the Center for Political Participation at Allegheny College, *Living Democracy* aims to inspire students and help them experience the impact of government in their daily lives. Shea's co-authors are Joanne Green, Associate Professor of Political Science and the Director of Women's Studies at Texas Christian University; and Christopher Smith, Professor of Criminal Justice at Michigan State University.

Consulting scholars, students, activists, and learning theory specialists, the authors created an innovative approach to American government that offers all of the material found in a comprehensive, traditionally organized text within an active framework. For example, *Living Democracy* contains a strong student presence, including student questions in the margins to foster dialogue and help them relate more personally to the material.

Each chapter begins with a "chapter map," a graphic depiction of the steps that will be taken in the pages to follow to help students think about and master the material so that they can develop a thorough understanding of the content and use this understanding in their own lives.

The book also contains practice quizzes and tests, and multiple chapter tests requiring students to integrate "big picture" ideas rather than simple chapter by chapter content. Activities include "What You Can Do!," prompting students to actual political participation and discussion away from the pages of the text; and "Your Turn!," calling upon students to take on a somewhat larger project to help them take the information they've learned and apply it to the "real world."

"Participation is key to understanding the political process, and today's students are tomorrow's leaders," said Shea. "In *Living Democracy* we don't just tell students that they can and should participate in politics, we show them how to do it, and why it's essential that each of them play a

part in the process."

"*Living Democracy will be the most* innovative and comprehensive introductory American government textbook on the market," said Melanie J. Blumberg, Associate Professor, Dept. of History & Political Science, California University of Pennsylvania.

Living Democracy will be published on Dec. 15, 2006.

About Pearson Prentice Hall
Pearson Prentice Hall is the world's largest publisher of academic and reference textbooks and is committed to providing the most innovative, flexible, and powerful educational materials available today.

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Longman, Pearson Allyn & Bacon, Pearson Benjamin Cummings, Pearson Custom Publishing, and others. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Contact:
Rod Granger
Pearson Education
212-782-3486
rod.granger@pearsoned.com

Information Services Group, Center for Beneficiary Choices at the Centers for Medicare and Medicaid Services, U.S. Department of Health and Human Services.

Pearson Government Solutions has more than 20 years experience in managing award-winning, customer interaction centers for federal agencies in the U.S. and internationally. Pearson has four major domestic contact centers and over 3,000 information specialists who serve as the voice of the federal government including 1-800-4-FED-AID for the U.S. Department of Education Student Financial Aid program, 1-800-CDC-INFO for the Centers for Disease Control and Prevention and 1-800-MEDICARE for the Departments of Health and Human Services, Centers for Medicare and Medicaid Services.

About Pearson Government Solutions

With over 5,500 employees worldwide, Pearson Government Solutions, Arlington, Va., serves the U.S. federal, state and local and international governments; higher education institutions and student financial aid entities. The company designs, builds, and operates solutions that optimize the performance of public sector entities in delivering information, benefits, and services to their constituents. Clients include the Centers for Medicare and Medicaid Services, the U.S. Departments of Education, Health and Human Services, Homeland Security, Justice, Labor, and Veterans Affairs; the Equal Employment Opportunity Commission and the U.S. Office of Personnel Management.

Pearson Government Solutions is a business of Pearson, the international publishing, education and professional services company, including the Financial Times Group, and the Penguin Group.

Pearson Government Solutions is ranked #36 on Washington Technology's annual "Top 100" list of federal prime contractors, #38 on Government Executive's list of Top 200 Government Contractors, and #14 on Government Executive's list of Top 100 Civilian Agency Contractors.

Contact: Eileen Rivera

(703) 284-5674

Change of interest in shares
27 November 2006

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

27 November 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 541620

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 27 November 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 49,801,548 shares, now represents 6.18% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani J

Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

New Maryland Science Assessment to be Created and Delivered by Pearson Educational Measurement

28 November 2006

New Maryland Science Assessment to be Created and Delivered by Pearson Educational Measurement

BALTIMORE and IOWA CITY, Iowa - Pearson Educational Measurement, the largest comprehensive provider of state and national educational assessment solutions, announced today that it has been awarded a five-year contract to create and deliver the new Maryland Science Assessment for grades 5 and 8. This full-service contract includes content and test development and integrated online and paper test delivery capability. The Maryland Department of Education plans to launch this new assessment in spring 2008.

"The Maryland Department of Education is pleased to collaborate with Pearson Educational Measurement as we expand the Maryland School Assessment to include science," said Nancy S. Grasmick, state superintendent of schools.

Pearson Educational Measurement will work with Pearson Knowledge Technologies to pilot the use of its Knowledge Analysis Technologies™ (KAT) automated scoring engine for the open-ended questions on the new science assessment.

"Pearson Educational Measurement brings a wide variety of capabilities to the development of this innovative science assessment for Maryland students," said Douglas Kubach, president and CEO, Pearson Educational Measurement. "We look forward to working with Superintendent Grasmick and her colleagues to develop and deliver this new test."

About Pearson Educational Measurement
Pearson Educational Measurement, the largest comprehensive provider of educational assessment products, services and solutions, helps states, school districts, teachers and parents support standards-based reform while using testing and assessment to promote learning and academic achievement. As a pioneer, Pearson Educational Measurement has been a trusted partner in district, state and national assessments for more than 50 years.

Pearson Educational Measurement's full-service offerings for K-12 and other assessment organizations include PEMSolutions™ (Pearson Educational Measurement Solutions) for custom assessments, both online and on paper; PASeries® (Progress Assessment Series) for formative assessments; Perspective™ for performance reporting; EDWARD™ (Education Data With Assessment Reporting Dynamically) for assessment-based education data management and reporting, as well as other essential educational assessment products and services. Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company, which in turn is part of Pearson (NYSE: PSO), the

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international media company.

More information is available at www.pearsonedmeasurement.com.

For more information, press only:
Lisa Wolfe, L. Wolfe Communications, 773-325-9935, lwolfe@lwolfe.com

Peter Jovanovich Inducted into the Association of Education Publishers Hall of Fame

29 November 2006

Tribute Recognizes Innovator and Leader in Education Publishing

New York, NY. - In recognition of a lifetime of achievement, the Association of Education Publishers will induct Peter Jovanovich into its Hall of Fame today in a ceremony at the Waldorf Astoria Hotel.

Rising from his first job calling on college professors in Buffalo in the 1970s to lead Pearson Education's growth as it became the world's preeminent education business, Jovanovich is recognized globally as an innovator who looked to transform education and make it better at every level.

Following a course set out for him by his illustrious father, William Jovanovich, himself an icon in the publishing industry, Jovanovich's 32-year career is characterized by an insatiable intellectual curiosity and a love of books and learning.

"Books are Peter's passion. He loves everything about them - the feel of them, the look of them, and what is inside them," said Marjorie Scardino, Chief Executive of Pearson. She noted, "In the seven years that Peter was with us - inspired by his experience and knowledge - we quadrupled the size of our education business."

Colleagues echo Scardino's comments, attesting to Jovanovich's keen ability to balance the business aspect of publishing alongside his fervor and commitment to producing the very best learning materials in the world.

Patricia Schroeder, President of the Association of American Publishers, said, "As Chairman of our AAP Board, there was never a question that Peter lived and breathed publishing. Publishing just flowed through his veins." She added, "Peter knows the industry backwards and forwards, but I always felt secretly wanted to be a teacher. He really loves the teacher-student relationship."

Charlene Gaynor, CEO of the Association of Educational Publishers, said, "There are a very few people who have had as significant an influence on education in the past quarter century as Peter Jovanovich. We have all benefited immensely from his great intellect, vision, passion and compassion. I have no doubt that we will see more of Peter's wisdom as he pursues new challenges - both inside and outside the world of education."

Jovanovich is currently Chairman of the Alfred Harcourt Foundation which awards scholarships to deserving students.

About Peter Jovanovich

After graduating from Princeton, Peter Jovanovich started his career in publishing as a college sales representative with Macmillan Publishing. In 1980, he joined Harcourt Brace Jovanovich, Inc., and held a series of positions including President of HBJ's Trade Division, Managing

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Director of HBJ, Ltd. (London), and President of Academic Press. In 1985, he was named Executive Vice President of the University and Professional Group, a position he held through 1989. The following year, he was named President and CEO of HBJ, a position his father held from 1954 to 1989.

Subsequently, Jovanovich was appointed CEO of Macmillan/McGraw-Hill School Publishing, and in 1995, he became President of McGraw-Hill's Educational and Professional Group, overseeing school, college, professional and international publishing.

In August 1997, Jovanovich assumed the position of Chairman and CEO of Addison Wesley Longman (AWL), a worldwide educational publishing division of Pearson plc. After Pearson purchased Simon & Schuster's educational and professional businesses in December 1998, he directed the successful integration of what is now the world's leading education company. He also served as Chairman of the Board of the Association of American Publishers during this period.

In 2004, Jovanovich underwent a double lung transplant, and in 2005 stepped down from his position as CEO of Pearson Education and as a member of the Pearson Board of Directors.

Jovanovich and his wife, Robin, live in Rye, New York. They have two sons, Nicholas and William.

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com)is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Allyn & Bacon, Pearson Longman, Pearson Scott Foresman, Pearson Educational Measurement, Pearson Assessments, Pearson Learning Group, Pearson Digital Learning, and many others. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Contact
Kate Miller
kate.miller@pearson.com
800-745-8489

Block listing of shares
05 December 2006

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 260,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 130,000 shares to be issued under the Long Term Incentive Plan and 130,000 shares to be issued under the 1992 US Senior Executive plan.

Pearson to sell Government Solutions to Veritas Capital

11 December 2006

Pearson, the international media and education company, today announces that it has agreed to sell Pearson Government Solutions, its government services business, to Veritas Capital. The purchase price consists of $560m in cash, $40m in preferred stock and 10% of the equity of the business.

The transaction is subject to regulatory approval and other closing conditions and is expected to be completed in the first quarter of 2007.

In 2005, Government Solutions contributed $46m of operating profit to Pearson. At the end of June 2006, it had gross assets including goodwill of $573m.

Pearson expects to realise net cash proceeds of approximately $560m on the sale. It intends to use the proceeds to invest in its businesses, both organically and through bolt-on acquisitions, and to reduce its overall indebtedness.

"Government Solutions has achieved exceptional growth as part of Pearson. It has a strong management team and an ambitious strategy for expansion, and Veritas will invest in and support those plans," said Marjorie Scardino, chief executive of Pearson.

"Pearson's focus is on building our leadership positions in education and information through strong organic growth and selected new business investments. This transaction is consistent with that strategy."

With more than 5,500 employees, Government Solutions serves national and local governments, education institutions and corporations in the US and around the world. The company designs, builds and operates solutions to provide information, benefits and services to its clients' customers. Clients include the U.S. Departments of Education, Health and Human Services, Defense, Justice and Labor and the London Borough of Southwark. In the past 18 months, it has renewed and extended its two largest contracts: the Federal Student Aid contract for the US Department of Education and the Centers for Medicare & Medicaid Services contract for the US Department of Health.

Government Solutions became part of Pearson in 2000 when Pearson acquired educational testing and technology company National Computer Systems Inc (NCS). Since that time Government Solutions has grown rapidly, more than tripling sales over the past six years.

Veritas Capital is a leading New York-based private equity firm with particular expertise in the government services, media, defence, aerospace and consumer products industries. It partners with experienced management teams to develop leading companies in industries with attractive dynamics.

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For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln
+ 44 (0) 207 010 2310

Additional listing of shares
12 December 2006

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 © Pearson 2006

Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 245,006 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 245,006 shares to be issued under the LessonLab Option Plan.